UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                      ATALANTA/SOSNOFF CAPITAL CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   046499-10-9
                                 (CUSIP Number)

                              Jeffrey B. Cobb, Esq.
                              Cobb & Eisenberg LLC
                               315 Post Road West
                               Westport, CT 06881
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                 April 24, 1998
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|.

         Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                                               Page 1 of 5 pages
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CUSIP No. 046499-10-9                                     Page  2  of   5  Pages
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     1       NAME OF REPORTING PERSON
             Robert J. Kobel
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             ###-##-####

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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                         (b) |_|
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     3       SEC USE ONLY

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     4       SOURCE OF FUNDS*

                               PP
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     5       CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED  PURSUANT
             TO ITEMS 2(d) or 2(E)                                           |_|

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     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                               U.S.
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                             7     SOLE VOTING POWER

       NUMBER OF                                     468,444 shares**
         SHARES           ------------------------------------------------------
      BENEFICIALLY           8     SHARED VOTING POWER
        OWNED BY
          EACH                                     -0-
       REPORTING          ------------------------------------------------------
         PERSON              9     SOLE DISPOSITIVE POWER
          WITH
                                           468,444 shares**
                          ------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                                     -0-
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               468,444 shares**
--------------------------------------------------------------------------------
    12       CHECK  BOX IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN
             SHARES*                                                         |_|

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    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               4.9%
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
Item 1.  Security and Issuer

         This Amendment No. 4 to Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), issued by Atalanta/Sosnoff Capital Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 101 Park Avenue, New York, NY 10178.

         This Amendment to Schedule 13D is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act"). This Amendment further amends (and restates in full) a Schedule 13D, dated May 19, 1988, as previously amended by Amendment No. 1, dated December 9, 1992, Amendment No. 2, dated April 4, 1993, and Amendment No. 3, dated April 8, 1996.


Item 2.  Identity and Background

         (a) The person  filing  this  Amendment  to  Schedule  13D is Robert J.
Kobel.

         (b) The principal business of Mr. Kobel is investment management. His business address is c/o Kobel Management, Inc., 375 Park Avenue, Suite 2209, New York, NY 10152.

         (c) During the last five years, Mr Kobel has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (d) During the last five years, Mr. Kobel has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (e) Mr. Kobel is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration

         Not applicable.

Item 4. Purpose of Transaction

         The purpose of the investment in Common Stock reported herein is for investment. Mr. Kobel may determine to sell additional shares of Common Stock from time to time.

         Mr. Kobel has no plans or proposals which relate to or would result in any of the matters enumerated in clauses (a) through (j), inclusive, of Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer

         (a) As of the date hereof, Mr. Kobel owned beneficially an aggregate of 468,444 shares of Common Stock, constituting approximately 4.9% of the 9,587,401 outstanding shares (according to the Form 10-K of the Company for the fiscal year ended December 31, 1997).

         (b) Not applicable.

         (c) During the past 60 days, Mr. Kobel sold an aggregate of 128,500 shares of Common Stock, for total sales proceeds (net of commissions) of $1,306,937, in open market transactions effected on the New York Stock Exchange, as follows:

Date                             No. of Shares                    Ave. Price/Sh.
----                             -------------                    --------------

March 5                              5,000                        $ 9.5375

March 19                            10,000                         10.000

March 20                             2,000                         10.250

March 25                             5,000                         10.500

April 24                           106,500                         10.2729

         Except as aforesaid, no transactions in the Common Stock were effected by Mr. Kobel within the past 60 days.

         (d) Not applicable.

         (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         None. Mr. Kobel ceased to be an officer and employee of the Company on or about November 15, 1997.

Item 7.  Material to be filed as Exhibits.

         Not applicable.


                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  May 6,1998



                                             /s/ Robert J. Kobel
                                        ----------------------------------------
                                                     Robert J. Kobel
                                      -5-